

June 29, 2022

How Kok Choong
Chief Executive Officer
Agape ATP Corporation
1705-1708 Level 17, Tower 2, Faber Towers
Jalan Desa Bahagia, Taman Desa
58100 Kuala Lumpur, Malaysia

>   **Re: Agape ATP Corporation**
>   **Form 10-K for fiscal year ended December 31, 2021**
>   **Filed March 28, 2022**
>   **File No. 333-220144**

Dear Dr. Choong:

   We have reviewed your May 18, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to the comment, we may have additional comments.

Form 10-K/A for fiscal year ended December 31, 2021

Item 9A. Controls and Procedures, page 39

1.   We acknowledge the changes made in Item 9A of your amended Form 10-K and Item 4 of your amended Form 10-Q. However, these amended filings only address internal control over financial reporting and continue to omit your assessment and effectiveness conclusions for disclosure controls and procedures, as required by Item 307 of Regulation S-K. Accordingly, as originally requested, please amend your Form 10-K to include all of the information required by Item 307 of Regulation S-K and confirm that you will also provide this information in future Form 10-Q filings.

You may contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636, if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Life Sciences